Issuer Free Writing Prospectus dated November 21, 2016

Filed by: Gran Tierra Energy Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-212819

Gran Tierra Energy Inc.

Treasury Offering of Common Shares

Term Sheet	November 21, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment thereto and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Gran Tierra Energy Inc. (the “Company”).
Issue:	Treasury offering of 43,335,000 shares of common stock of the Company (the “Common Shares”).
Amount:	US$130,005,000.
Issue Price:	US$3.00 per Common Share.
Over-Allotment Option:	The Underwriters will have an option to purchase up to an additional 6,500,250 Common Shares, at the Issue Price to cover over-allotments, exercisable in whole or in part at any time until 30 days from the date of the execution of the definitive agreement in respect of the Issue.
Use of Proceeds:	The net proceeds of the Offering, including any amounts received from the exercise of the Over-Allotment Option will initially be used to repay outstanding borrowings under the Company’s revolving credit facility, which amounts may be reborrowed for general corporate purposes, including to fund appraisal and development and to finance potential acquisitions.
Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.
Offering Procedure:	Bought underwritten public offering in all provinces of Canada pursuant to a MJDS supplement to the Company’s MJDS base shelf prospectus dated August 5, 2016 registered under the Multi-Jurisdictional Disclosure System. Registered public offering in the United States of America by way of a prospectus supplement to the U.S. base prospectus dated August 1, 2016.
Listing:	The existing Common Shares are listed on the Toronto Stock Exchange and the NYSE MKT under the symbol “GTE”.
Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, DPSPs, RDSPs, and TFSAs.
Bookrunners:	Scotia Capital Inc., RBC Capital Markets and Dundee Capital Markets.
Underwriting Fee:	4.00%, payable upon Closing.
Closing:	Expected on or about November 29, 2016.

Delivery of the shares is expected to be made against payment therefor on or about November 29, 2016, which is the 5th business day following the date of pricing of the shares (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares on the date of pricing of the shares or the next two succeeding business days will be required, by virtue of the fact that the shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.